MARCH 2004
SUMMARY

Kenmar Global Trust (KGT) ended the month of March down -0.90% as profits in interest rates were offset by losses in currencies and stock indices. The Net Asset Value per unit of KGT was $114.48 as of March 31, 2004. Allocation of Assets to Advisors

                  MAR 1 2004    APR 1 2004
                  ----------    ----------
Graham               33%            32%
Grinham              33%            34%
Transtrend           34%            34%

Geopolitical events overshadowed most news during March and contributed to market volatility. The ongoing Iraqi conflict coupled with the March 11th terrorist bombing Madrid, drove investors to seek safe havens such as bonds. While global bond prices moved higher during March, US equity markets were lower. Alternatively, Japan equity markets surged in response to positive Japanese data and reduced currency intervention by the Bank of Japan. Most major European equity markets had positive results in March with the exception of Germany where leading economic indicators remain at sluggish levels and there is an increasing likelihood of a rate cut by the European Central Bank.
Global currency markets were unsettled for most of the month as the train bombing in Madrid heightened geopolitical concerns. Risk adverse investors sought safe havens such as the Swiss franc. Further unsettling currency markets were rumors that the Bank of Japan was considering calling an end to its massive ongoing intervention to restrict the strengthening of the Japanese yen; the yen ended the month higher. The strength of the US dollar early in the month reversed at month-end and the greenback fell to four-year lows against the yen. Similarly, a rally in the British pound early in the month reversed when statements by the ECB suggested that policy makers may lower their economic growth forecasts if consumer demand fails to accelerate in the European Union led to a sell-off in European currencies against the US dollar. Strong housing data sent the Australian dollar higher in anticipation of further rate increases.
Within the energy complex, crude continued its upward track and gasoline prices in the US soared touching $2 /gallon in some parts of the county. In the metals, gold benefited as risk adverse investors flocked to the metal as a safe haven. To the best of my knowledge and belief, the above information is accurate and complete.
Sincerely,


Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

                               KENMAR GLOBAL TRUST
                           Unaudited Account Statement
                       For the Month Ending March 31, 2004












                            STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)                                                                  $569,560.92
Change in Unrealized Gain/(Loss)                                                             ($664,714.81)
Gain/(Loss) on Other Investments                                                                $4,005.43
Brokerage Commission                                                                         ($215,095.23)
                                                                                --------------------------
Total Trading Income                                                                         ($306,243.69)

EXPENSES
Audit Fees                                                                                      $3,333.33
Administrative and Legal Fees                                                                   $3,669.38
Management Fees                                                                                     $0.00
Offering Fees                                                                                  $10,000.00
Incentive Fees                                                                                ($55,391.72)
Other Expenses                                                                                      $0.00
                                                                                --------------------------
Total Expenses                                                                                ($38,389.01)

INTEREST INCOME                                                                                $35,532.61

NET INCOME(LOSS) FROM THE PERIOD                                                             ($232,322.07)
                                                                                ==========================


                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)




Beginning of Month                             $25,901,524.85
Addition                                          $503,545.14
Withdrawal                                       ($128,490.40)
Net Income/(Loss)                                ($232,322.07)
                                    --------------------------
Month End                                      $26,044,257.52

Month End NAV Per Unit                                $114.48

Monthly Rate of Return                                 -0.90%
Year to Date Rate of Return                             3.12%



To the best of our knowledge and belief, the information above is accurate and complete:

/s/ Kenneth A. Shewer                                 /s/ Marc S. Goodman
Kenneth A. Shewer, Chairman                           Marc S. Goodman, President
                    Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust